June 11, 2021

United States Securities and Exchange Commission

Washington, D.C., 20549

Attn: Katherine Wray

Re:	Greenery Map, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed May 17, 2021
File No. 024-11527
CIK No. 1861427

Dear Ms. Wray:

Greenery Map, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 1 to the draft Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021 (the “Offering Statement”). We are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, the Company has filed today with the Commission Amendment No. 2 to its Offering Statement on Form 1-A (the “Amendment”).

General

1.	We note your disclosure on the cover page of the offering circular that the company will offer shares at $3.85 per share and the selling shareholders will offer shares at $2.00 per share and that, “[a]ny sales under this Offering must be made on a pro rata basis among the company and the selling stockholders (approximately 77% to the Company, 23% to selling shareholders).” Disclosure on page 34, however, states that proceeds from the offering will be allocated approximately 90% to the company, 10% to the selling stockholders, and that the selling stockholders will offer their shares at a fixed price of $3.85 per share. Please reconcile these disclosures. Further, ensure that the “portion of the aggregate offering price attributable to securities being offered on behalf of the issuer” and the “portion of the aggregate offering price attributable to securities being offered on behalf of selling securityholders” presented in Part I of your Form 1-A, as well as throughout the offering circular, are accurate and consistent.

Greenery Map, Inc.
June 11, 2021

RESPONSE: In response to the Staff’s comment, in the Amendment, the Company has revised the cover page to correctly disclose that the shares being sold by both the Company and the selling shareholders will be at a fixed price of $3.85 per share.

In addition, the Company has revised its disclosure to consistently disclose the allocation of shares being sold by the Company and the selling shareholders.

2.	In addition, explain in your Plan of Distribution section and elsewhere as appropriate how you will coordinate the offerings by the company and the selling shareholders to ensure that they are conducted on a pro rata basis. In this regard, we note that the selling shareholders are not parties to the subscription agreement filed as Exhibit 4.1. Please also consider providing an example showing the number of shares an investor will receive from the company and from the selling shareholders for a certain investment amount, and the breakdown of the proceeds that the company and the selling shareholders will receive respectively.

RESPONSE: In response to the Staff’s comment, in the Amendment, the Company has attempted to clarify the manner in which the pro rata allocation of shares being sold will be conducted. The Company has also amended the subscription agreement to account for the fact that there are selling shareholders in this offering, and that a portion of the shares being acquired by investors includes shares being sold by selling shareholders.

In addition, the Company revised the “Plan of Distribution” section to include an example showing the number of shares an investor will receive from the Company and from the selling shareholders for a certain investment amount, and the breakdown of the proceeds that the Company and the selling shareholders will receive respectively.

3.	Please also explain how the primary and resale offerings will be conducted at their respective fixed prices in the event that the selling shareholders have sold all the shares being offered by them but the company continues to sell shares under the registration statement. In this regard, we note that, if the selling shareholders are offering shares at a lower fixed price than the company, it appears that investors buying the same number of shares would pay more for shares purchased solely from the company as compared to shares purchased pro rata from the company and selling shareholders. Please tell us how such a scenario would be consistent with the requirement in Rule 251(d)(3)(ii) of Regulation A that the securities must be offered at a fixed price for the duration of the offering.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Amendment provides that shares being sold by both the Company and the selling shareholders will be at a fixed price of $3.85 per share and allocated 90% to the Company and 10% to the selling shareholders on a pro rata basis.

Greenery Map, Inc.
June 11, 2021

4.	Please clarify the number of shares of common stock being offered by the company and the selling shareholders, respectively, throughout the filing. In this regard, we note that the offering statement indicates in various places that the company is offering up to 2,337,663, 2,597,403 and 2,328,551 shares, and that the selling shareholders are offering up to 1,259,740, 259,740 and 268,852 shares.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to consistently disclose the number of shares of common stock being offered by each of the Company and the selling shareholders.

Principal Stockholders, page 31

5.	Please identify the natural person or persons with voting or investment control over the shares held by BH Locksmith, Inc.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the natural person with voting or investment control over the shares held by BH Locksmith, Inc. is Shai Shitrit, and the Amendment includes a footnote to the principal stockholders table disclosing such control.

6.	The number of shares of common stock beneficially owned after the offering as presented in the Principal Stockholders table does not appear to reflect the shares that may be sold by Messrs. Isaki and Ishaki, as reflected in the Selling Stockholder table on page 34. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the Principal Stockholders table in the Amendment to correctly reflect the number of shares of common stock beneficially owned after the offering as presented in the Principal Stockholders table to account for shares that may be sold by Messrs. Isaki [sic] and Ishaki.

Signatures, page 50

7.	In addition to the Mr. Ishaki’s signature on behalf of the company, as currently provided, please also include his signature in his individual capacities as Chief Executive Officer and Chairman of the Board of directors. Please also include signatures for the Chief Financial Officer and Principal Accounting Officer, and a majority of directors in their individual capacities as officers and/or directors. See Instructions to Signatures to Form 1-A.

Greenery Map, Inc.
June 11, 2021

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Amendment includes Mr. Ishaki’s signature in his individual capacities as Chief Executive Officer and Chairman (and sole member) of the Board of directors, as well a signature for the Chief Financial Officer and Principal Accounting Officer.

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We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

Greenery Map, Inc.

By:	/s/ Dan Ishaki
Dan Ishaki
Chief Executive Officer

cc: Sunny J. Barkats, Esq.